UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Barry Diller
   1940 Coldwater Canyon
   Beverly Hills, CA  90210
   USA
2. Issuer Name and Ticker or Trading Symbol
   HSN, Inc. ("HSNi")
   HSNI
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   07/1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chairman of the Board and Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
                                                                                                                                   |
Common Stock, par value    |7/17/9|J(*)| |4                 |D  |(*)        |486,988            |D     |            -              |
$.01 per share             |7     |    | |                  |   |           |                   |      |                           |
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Common Stock, par value    |7/17/9|J(*)| |4                 |A  |(*)        |486,988            |I     |By Arrow Holdings LLC (*)  |
$.01 per share             |7     |    | |                  |   |           |                   |      |                           |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(*)     The 4 shares of HSNi Common Stock were contributed (the "Contribution")
by the undersigned to BDTV III INC. ("BDTV III") in connection with the issuance to Liberty HSN, Inc. ("Liberty HSN") of 2,002,591 shares of HSNi
Class B Common Stock, pursuant to the agreement by and among the undersigned and Liberty Media Corporation, dated as of August 24, 1995 as amended as of August 25, 1996. In exchange for the Contribution, the undersigned received one share of BDTV III Class A Common Stock, par value $.01 per share, representing all of the voting equity interest of BDTV
III, registered in the name of Arrow Holdings, L.L.C., a corporation owned and controlled by the undersigned. At the same time, the 2,002,591 shares of HSNi Class B Common Stock issued to Liberty HSN were contributed to BDTV III in exchange for 500,648 shares of Class B Common Stock, par value $.01 per share of BDTV III representing all of the non-voting equity interest of BDTV III.

SIGNATURE OF REPORTING PERSON
/s/  Barry DIller

DATE
8/7/97